Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE	NEWS

Clal Industries Commences
Partial Cash Tender Offer for Fundtech

Tel Aviv, Israel, March 5, 2008 – Clal Industries and Investments Ltd. (TASE: CII) announced today that it is commencing today a tender offer to purchase up to 2,338,686 ordinary shares of Fundtech Ltd. (NasdaqGM & TASE: FNDT) for $12.50 per share, net to the seller in cash, less any required withholding taxes and without interest. If more than the maximum number of shares offered to be purchased in the tender offer are tendered, Clal Industries will purchase shares on a pro rata basis.

The bidder, Clal Industries, currently beneficially owns 6,692,678 ordinary shares of Fundtech, representing approximately 42.9% of Fundtech’s outstanding ordinary shares. IDB Development Corporation Ltd., an affiliate of Clal Industries, may be deemed to be the beneficial owner of a total of 6,791,176 ordinary shares (including the 6,692,678 shares owned by Clal Industries), representing approximately 43.6% of Fundtech’s outstanding ordinary shares. If the full number of shares is purchased in the tender offer, Clal Industries will own approximately 57.9% of Fundtech’s outstanding ordinary shares, or 58.6% when taken together with the additional ordinary shares beneficially owned by IDB Development.

On March 4, 2008, the last trading day before commencement of the offer, the closing sale price of the Fundtech shares was $11.97 on Nasdaq and NIS 43.50 ($11.99 based on an exchange rate of NIS 3.626 per United States dollar as of March 4, 2008) on the Tel Aviv Stock Exchange (“TASE”).

The initial period of the tender offer and withdrawal rights are scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Thursday, April 3, 2008, unless the initial period is extended by Clal Industries. As required by Israeli law, if the conditions to the offer have been satisfied as of the completion of the initial offer period, Clal Industries will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

The tender offer is conditioned upon: (1) Fundtech shares representing 5.0% of the outstanding shares and voting power of Fundtech (currently, 779,563 Fundtech shares) having been validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer (excluding shares tendered by affiliates of Clal Industries) being greater than the number of shares represented by notices of objection to the offer, and (3) certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Fundtech.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Fundtech. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Fundtech should read the tender offer materials, which are being filed today by Clal Industries, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which will be filed in due course by Fundtech, with the SEC and the ISA. Shareholders of Fundtech should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Fundtech. Clal Industries undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Clal Industries and Investments Ltd.: Clal Industries is an Israeli holding company founded in 1956, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “CII.” Clal Industries holds investments in companies that are predominantly located in Israel or that have significant ties or relations to Israel, and mainly conduct business in the fields of cement, textile, advanced technology and high-tech venture funds, biotechnology, communications and commerce.

Clal Industries Contact:
Gonen Bieber, Vice President Finance
Tel: 972-3-6075787
Email: Gonen.Bieber@idb.co.il